THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Honeybee Collective, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[______] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Honeybee Collective, LLC, a Colorado limited liability company (the "**Company**"), hereby issues to the Investor the right to certain Class B Units of the Company's Membership Interest (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $5,000,000.

See <u>Section 2</u> for certain additional defined terms.

1. ***Events***

(a) **<u>Equity Financing</u>**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with <u>Sections 1(b)-(d)</u> ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Membership Interest; or (2) issue to the Investor a number of units of the CF Shadow Units of the Membership Interest (whether Class B Units or another class issued by the Company) sold in the

First Equity Financing. The number of units of the CF Shadow Units of such Membership Interest shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"); or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the SAFE Price (either the Conversion Price or the SAFE Price, as applicable, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Membership Interest; or (2) issue to the Investor a number of shares of the CF Shadow Units of the Membership Interest (whether Class B Units or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Units of such Membership Interest shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of units of Membership Interest equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recently issued Membership Interest (whether Class B Units or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Units of Membership Interest granted in connection therewith shall have the same liquidation rights and preferences as the units of Membership Interest issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any class of Membership Interest, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of

Membership Interest as determined in good faith by the Company's Managers at the time of Dissolution Event); (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Membership Interest upon a Dissolution Event; and (iii) all holders of Membership Interest.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of CF Shadow Units to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2.   *Definitions*

"**CF Shadow Units**" shall mean units of Membership Interest that are identical in all respects to the units of Membership Interest (whether Class B or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Class B Units in an Equity Financing, the CF Shadow Units would be Class B Units), except that:

(i)   CF Shadow Units holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the Members of the Company;

(ii)   Each of the CF Shadow Units holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Units holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Membership Interest on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Units holders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of managers of the Company; (ii) any reorganization, merger, or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per unit of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations; (ii) a general assignment for the benefit of the Company's creditors; (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"); or (iv) any other liquidation, dissolution, or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Membership Interest, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Membership Interest or any securities convertible into, exchangeable for, or conferring the right to purchase (with or without additional consideration) Membership Interest, except in each case, (i) any security granted, issued, and/or sold by the Company to any director, officer, employee, advisor, or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Federal Cannabis Laws**" shall mean any U.S. federal laws, civil, criminal, or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, distribution, sale, and possession of cannabis, marijuana, or related substances or products containing or relating to the same, including, without limitation, the Controlled Substances Act, 21 U.S.C. ch. 13; the prohibition on drug trafficking under 21 U.S.C. § 841(a), *et seq.*; the conspiracy statute under 18 U.S.C. § 846; the prohibition on aiding and abetting the conduct of an offense under 18 U.S.C. § 4; the prohibition on being an accessory after the fact to criminal conduct under 18 U.S.C. § 3; federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960; and the regulations and rules promulgated under any of the foregoing.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding units of Membership Interest, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Class A Units and all outstanding vested or unvested options or warrants to purchase Membership Interest, but excluding (i) the issuance of all units of Membership Interest reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Membership Interest (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Membership Interest reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control.

"**Liquidity Price**" means the price per unit equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Membership Interest in accordance with its terms.

"**SAFE Price**" means the price per unit equal to the Valuation Cap divided by the Fully Diluted Capitalization.

Any terms capitalized herein that are not defined here shall have the meaning provided in the Company's Operating Agreement.

3.   *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the state of its organization, and has the power and authority to own, lease, and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery, and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current Operating Agreement; (ii) any material statute, rule, or regulation applicable to the Company, excluding Federal Cannabis Laws; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company, excluding Federal Cannabis Laws; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset, or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license, or authorization applicable to the Company, its business, or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's managerial approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary managerial approvals for the authorization of shares of CF Shadow Units issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued units of Membership Interest for issuance and delivery upon the conversion of this instrument, such number of units of the Membership Interest as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its Operating Agreement to provide sufficient authorized numbers of units of the Membership Interest issuable upon the conversion of this instrument. All such units shall be duly authorized, and when issued upon any such conversion, shall be validly issued; fully paid; and non-assessable, free and clear of all liens, security interests, charges, and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to §§ 13 or 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"); (ii) not an investment company as defined in § 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by §§ 3(b) or 3(c) of such act; (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF; (iv) not barred from selling securities under § 4(a)(6) of the Securities Ace due to a failure to make timely annual report filings; (vi) not planning to engage in a merger or acquisition with an unidentified company or companies; and (vii) organized under, and subject to, the laws of a state or territory of the U.S. or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power, and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to § 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under § 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Mainvest, Inc. and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information, or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a U.S. person (as defined by § 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, excluding Federal Cannabis Laws. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5.   *Transfer Restrictions*.

(a)   The Investor hereby agrees that it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Membership Interest or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Membership Interest (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Membership Interest or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) not apply to the transfer of any units to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (y) be applicable to the Investor only if all managers of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Membership Interest or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Membership Interest.

(c)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(d)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's operating agreement, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's managers to be advisable to reorganize this instrument and any units of Membership Interest issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived, or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive distributions or be deemed the holder of Membership Interest for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any company action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by, or is under common control with the Investor, including, without limitation, any general partner, managing member, officer, or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reorganization to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal, or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Colorado, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy, or claim arising out of, relating to, or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable, and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Denver, Colorado. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Honeybee Collective LLC

By: _____

Name: <u>Chris Becker</u>

Title: <u>Manager</u>

Address: <u>2255 Sheridan Blvd, Unit C258, Englewood, CO 80214</u>

Date: _____

Email: chris@honeybeecollective.com

INVESTOR:

By: _____

Name: _____

Title: _____

Address: _____

Date: _____

Email: _____

Exhibit A – CF Shadow Units Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [date] between Honeybee Collective LLC, a Colorado limited liability company (the "***Company***") and [investor name] ("***Member***"). In connection with a conversion of Member's investment in the Crowd SAFE into Membership Interest of CF Shadow Units (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and Mainvest, Inc. (the "***Intermediary***") as another holder of Membership Interest of CF Shadow Units hereby agree as follows:

1.   Grant of Irrevocable Proxy.

a.   With respect to all of the units of Membership Interest of CF Shadow Units owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy under C.R.S. § 7-80-706(2) to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the class of Membership Interest on which the CF Shadow Units is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.

b.   The Intermediary shall have no duty, liability, or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right, or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

c.   This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Membership Units, other than CF Shadow Units, of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2.   Legend. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3.   Representations and Warranties. The Member represents and warrants to the Intermediary as follows:

a.   The Member has all the necessary rights, power, and authority to execute, deliver, and perform his, her, or its obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b.   The Member is the record owner of the Units listed under the name on this Exhibit A, and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of Membership Interest of the Company; there are no proxies, voting trusts, or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this Irrevocable Proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4.   **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5.   **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6.   **Amendment**. Any provision of this instrument may be amended, waived, or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7.   **Assignment**.

a.   In the event the Member wishes to transfer, sell, hypothecate, or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

b.   The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

c.   **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal, or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

                                                       Mainvest, Inc.

By: _____   By: _____

Name: _____   Name: _____

                                                       Title: _____

Date: _____   Date: _____